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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                            Republic Bancshares, Inc.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    759929102
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

   [X]        Rule 13d-1(b)
   [ ]        Rule 13d-1(c)
   [ ]        Rule 13d-1(d)

                                  -------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------- -------------- ------------------------------
 CUSIP NO.759929102                               PAGE 2 OF 9 PAGES
          ---------
--------------------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          KEEFE MANAGERS, INC.
          13-3610107
--------------------------------------------------------------------------------
                                                                (a) [ ]
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (b) [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
 4        DELAWARE CORPORATION
--------------------------------------------------------------------------------
  NUMBER OF     5     SOLE VOTING POWER
   SHARES             540,078
BENEFICIALLY ------ ------------------------------------------------------------
 OWNED BY       6     SHARED VOTING POWER
   EACH               -0-
 REPORTING   ------ ------------------------------------------------------------
PERSON WITH     7     SOLE DISPOSITIVE POWER
                      540,078
             ------ ------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER
                      -0-
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          540,078
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                           [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.0%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          IA, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

---------------------------------- -------------- ------------------------------
 CUSIP NO. 759929102                              PAGE 3 OF 9 PAGES
           ---------
--------------------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          RAINBOW MANAGERS, LLC
          13-3836411
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY
--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK LIMITED LIABILITY COMPANY
--------------------------------------------------------------------------------
  NUMBER OF     5     SOLE VOTING POWER
   SHARES             323,278
 BENEFICIALLY ----- ------------------------------------------------------------
  OWNED BY      6     SHARED VOTING POWER
    EACH              -0-
  REPORTING   ----- ------------------------------------------------------------
 PERSON WITH    7     SOLE DISPOSITIVE POWER
                      323,278
              ------------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER
                      -0-
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          323,278
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                           [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          3.0%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          IA, OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

---------------------------------- -------------- ------------------------------
 CUSIP NO. 759929102                              PAGE 4 OF 9 PAGES
           ---------
--------------------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          HARRY V. KEEFE, JR.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY
--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES CITIZEN
--------------------------------------------------------------------------------
  NUMBER OF     5   SOLE VOTING POWER
   SHARES           545,078
 BENEFICIALLY ----- -----------------------------------------------------------
  OWNED BY      6   SHARED VOTING POWER
    EACH            -0-
  REPORTING   ----- ------------------------------------------------------------
 PERSON WITH    7   SOLE DISPOSITIVE POWER
                    545,078
--------------------------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          545,078
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                           [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.0%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

                                                               PAGE 5 OF 9 PAGES

ITEM 1.          (A)  NAME OF ISSUER:
                      Republic Bancshares, Inc.

                 (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                      111 2nd Avenue NE
                      St. Petersburg, Florida 33701

ITEM 2.  (A),(B),(C)  NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS
                      OFFICE OR, IF NONE, RESIDENCE; CITIZENSHIP:
                      This Schedule 13G is being filed jointly by Keefe Managers, Inc., a Delaware corporation ("KMI"), Rainbow Managers, LLC, a New York limited liability company and an affiliate of KMI ("Rainbow"), and Harry V. Keefe, Jr., the controlling shareholder of KMI and the sole member of Rainbow ("Keefe"). The business address of each of KMI, Rainbow and Keefe is 375 Park Avenue (23rd Floor), New York, New York 10152. Keefe is a United States citizen.

                 (D)  TITLE OF CLASS OF SECURITIES:
                      Common Stock

                 (E)  CUSIP NUMBER:
                      759929102

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR RULE 3D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

    (a)  [ ]  Broker or dealer registered under Section 15 of the Act.

    (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

    (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

    (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

    (e)  [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

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                                                               PAGE 6 OF 9 PAGES

    (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

    (a)   Amount beneficially owned: KMI - 540,078; Rainbow - 323,278; Keefe -
                                     -----------------------------------------
          545,078.*
          ---------

    (b)   Percent of class: KMI - 5.0%; Rainbow - 3.0%; Keefe - 5.0%.
                            -----------------------------------------

    (c)   Number of shares such person has: KMI - 540,078; Rainbow - 323,278;
                                            ---------------------------------
          Keefe - 545,078.*
          -----------------

    (i)   Sole power to vote or to direct the vote: KMI - 540,078; Rainbow -
                                                    ------------------------
          323,278; Keefe - 545,078.*
          --------------------------

    (ii)  Shared power to vote or to direct the vote: -0-.
                                                      ---

    (iii) Sole power to dispose or to direct the disposition of: KMI - 540,078;
                                                                 --------------
          Rainbow - 323,278; Keefe - 545,078.*
          ------------------------------------
                                                             ---------
    (iv)  Shared power to dispose or to direct the disposition of: -0-.
                                                                   ---

* The share amounts set forth in the cover pages and in Item 4 include an aggregate of 277,778 shares of common stock (the "Conversion Shares") beneficially owned by KMI and/or Rainbow which are issuable upon conversion of the $5,000,000 aggregate principal amount of the Issuer's Convertible Subordinated Debentures Due 2014. KMI has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the shares of common stock reported in this Schedule 13G, including the shares beneficially owned by Rainbow, under the terms of an investment management contract between KMI and Rainbow, which contract may be terminated by Rainbow within a 60 day period. As the Chairman and controlling shareholder of KMI and Rainbow, Keefe has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 540,078 shares of common stock beneficially owned by KMI and/or Rainbow, in addition to the 5,000 shares of common stock beneficially owned by Keefe in his individual capacity. Accordingly, Keefe may be deemed to be the beneficial owner of 545,078 shares of common stock, or 5.0% of the outstanding shares of common stock. The ownership percentages in this
Schedule 13G are based upon (i) the 10,555,989 shares of common stock that the Issuer reported as outstanding as of September 30, 2000 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2000 and (ii) the Conversion Shares. (As required by the rules of the SEC, the Conversion Shares are considered outstanding for the purposes of computing the ownership percentage of KMI, Rainbow and Keefe.)

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                                               PAGE 7 OF 9 PAGES

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

KMI and Rainbow have acquired all of the shares of common stock reported in this
Schedule 13G on behalf of their discretionary clients. Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, subject to KMI's general authority to invest and reinvest the assets in each account under its management.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               PAGE 8 OF 9 PAGES
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    KEEFE MANAGERS, INC.


                                                    By:  /s/ Harry V. Keefe, Jr.
                                                         -----------------------
                                                             Harry V. Keefe, Jr.
                                                             Chairman


                                                    RAINBOW MANAGERS, LLC


                                                    By:  /s/ Harry V. Keefe, Jr.
                                                         -----------------------
                                                             Harry V. Keefe, Jr.
                                                             Chairman


                                                         /s/ Harry V. Keefe, Jr.
                                                         -----------------------
                                                             Harry V. Keefe, Jr.

Date: January 17, 2001
              --

                                                               PAGE 9 OF 9 PAGES
                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the common stock of Republic Bancshares, Inc., and that this Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 17th day of January, 2001.


                                                     KEEFE MANAGERS, INC.


                                                    By:  /s/ Harry V. Keefe, Jr.
                                                         -----------------------
                                                             Harry V. Keefe, Jr.
                                                             Chairman


                                                    RAINBOW MANAGERS, LLC


                                                    By:  /s/ Harry V. Keefe, Jr.
                                                         -----------------------
                                                             Harry V. Keefe, Jr.
                                                             Chairman




                                                         /s/ Harry V. Keefe, Jr.
                                                         -----------------------
                                                             Harry V. Keefe, Jr.